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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                            CHAPARRAL RESOURCES, INC.
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   159 420 207
                                   -----------
                                 (CUSIP Number)


                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700
                                 --------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                November 20, 1997
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                      [ ]


                               Page 1 of 12 Pages.





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----------------------------------------------
|                                             |
|          CUSIP No. 159 420 207              |  AMENDMENT NO. 2
|                    ------------             |  TO 13D
----------------------------------------------


------------------------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

                                                 Victory Ventures LLC

------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                       (a) [ ]

                                                                                                    (b) [ ]

------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS:

                                                          WC

------------------------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                                                [ ]

------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:

                                                       Delaware

------------------------------------------------------------------------------------------------------------

                          7     SOLE VOTING POWER:
                                                                 4,590,299
                     ---------------------------------------------------------------------------------------
     NUMBER OF
       SHARES             8     SHARED VOTING POWER:
    BENEFICIALLY
      OWNED BY       ---------------------------------------------------------------------------------------
        EACH
     REPORTING           9     SOLE DISPOSITIVE POWER:
    PERSON WITH                                                  4,590,299
                     ---------------------------------------------------------------------------------------

                        10       SHARED DISPOSITIVE POWER:

------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                                       4,590,299

------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                    [ ]


------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                                         9.8%

------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:

                                                          OO

------------------------------------------------------------------------------------------------------------




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                         AMENDMENT NO. 2 TO SCHEDULE 13D

            Victory Ventures LLC, a Delaware limited liability company ("Victory"), hereby amends the Statement on Schedule 13D filed by Victory on August 5, 1997, as amended by Amendment No 1. to Schedule 13D filed by Victory on November 18, 1997 (the "Schedule 13D") with respect to the shares of common stock, $.10 par value per share ("Common Stock"), of Chaparral Resources, Inc., a Colorado corporation (the "Company").

Item 2 - Identity and Background.

            This Amendment No. 2 to Schedule 13D is being filed on behalf of Victory Ventures LLC, a Delaware limited liability company ("Victory"). Victory conducts its operations through small and medium size companies in which it holds either equity or convertible debt interests. The address of the principal business office of Victory is 645 Madison Avenue, Suite 2200, New York, New York 10022.

            Set forth on Schedule A hereto is the name, the citizenship (or place of organization in the case of a corporation), the business address, the present principal occupation or employment (or business in the case of a corporation) and the name, principal business and address of any


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corporation or other organization in which such occupation or employment is conducted, of each executive officer and director of Victory.

            During the last five years, neither Victory nor, to the best knowledge of Victory, any other person identified on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, neither Victory nor, to the best knowledge of Victory, any other person identified on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

               The disclosure set forth in Item 3 of the Schedule 13D is hereby supplemented with the information set forth below:

               On November 20, 1997, the Executive Committee of the Board of Directors of Victory irrevocably authorized and approved a pro rata distribution (the "Distribution"), to its members


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of record as of the close of business on November 20, 1997, of an aggregate of
4,000,000 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

               The disclosure set forth in Item 5 of the Schedule 13D is hereby amended as follows:

               (a) (b) On the date hereof, Victory owns directly an aggregate of 2,157,606 shares of Common Stock, which shares constitute approximately 4.9% of the issued and outstanding shares of Common Stock (based on Chaparral's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, stating that as of November 5, 1997 there were 44,470,731 shares of Common Stock issued and outstanding and excluding for purposes of such calculation the number of shares issuable upon exercise of currently exercisable warrants held by Victory). In addition, Victory is the beneficial owner of currently exercisable warrants to purchase an aggregate of 2,432,693 additional shares of Common Stock. In the event of such exercise, Victory would own an aggregate of 4,590,299 shares of Common Stock (or approximately 9.8% including in such calculation shares issuable upon exercise of currently exercisable warrants held by Victory). Victory has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares.


                                        5





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               In connection with the Distribution the following persons set forth in Schedule A to the Schedule 13D will receive the number of shares of Common Stock set forth on Schedule B to the Schedule 13D. To the best of Victory's knowledge, except with respect to Walter A. Carozza who is the holder of options to purchase 25,000 shares of Common Stock and as set forth on Schedule B to the Schedule 13D, none of the persons named in Schedule A to the
Schedule 13D is a beneficial owner of any other shares of Common Stock.

               (c) Except for the transaction described in Item 3 above and as set forth on Schedule B to the Schedule 13D, to the best knowledge of Victory, there were no transactions in shares of the Common Stock effected by the persons named in response to paragraph (a) of this Item 5 during the past sixty days.

               (d)    Not applicable.

               (e)    Not applicable.


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               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 1997


                                       VICTORY VENTURES LLC



                                       By:/s/ Alicia Lindgren
                                          ______________________________________
                                          Alicia Lindgren
                                          Vice-President

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                                   SCHEDULE A
                              TO SCHEDULE 13D FILED
                                       BY
                              VICTORY VENTURES LLC

             The following table sets forth certain information, as of the date hereof, concerning each executive officer and director of Victory.



Name:                                  Louis Marx, Jr.
                                       Co-Chairman of the Board
                                       and Director

Citizenship:                           American

Business Address:
                                       667 Madison Avenue, Suite 2500
                                       New York, New York  10021

Principal Occupation:                  Private Investor

Name:                                  Montague H. Hackett, Jr.
                                       Co-Chairman of the Board
                                       and Director

Citizenship:                           American

Business Address:                      645 Madison Avenue, Suite 2200
                                       New York, New York  10022

Principal Occupation:                  Private Investor

Name:                                  Walter Carozza
                                       Co-President, Director

Citizenship:                           American

Business Address:                      645 Madison Avenue, Suite 2200
                                       New York, New York  10022

Principal Occupation:                  President of Victory
                                       Ventures LLC

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Name:                                  Alexander Paluch
                                       Co-President, Director

Citizenship:                           American

Business Address:                      4800 Hampden Lane, Suite 600
                                       Bethesda, Maryland  20814

Principal Occupation:                  General Partner - East River
                                       Ventures L.P. (a small business
                                       investment entity)

Name:                                  Donald T. Pascal
                                       Vice-President

Citizenship:                           American

Business Address:                      645 Madison Avenue, Suite 2200
                                       New York, New York 10022

Principal Occupation:                  Vice-President of Victory

Name:                                  Alicia Lindgren
                                       Vice-President

Citizenship:                           American

Business Address:                      645 Madison Avenue, Suite 2200
                                       New York, New York 10022

Principal Occupation:                  Vice-President of Victory

Name:                                  Herbert M. Friedman
                                       Director

Citizenship:                           American

Business Address:                      460 Park Avenue
                                       New York, New York  10022

Principal Occupation:                  Partner, Zimet, Haines,
                                       Friedman & Kaplan, Attorneys
                                       at Law

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Name:                                  M. Leo Hart
                                       Director

Citizenship:                           American

Business Address:                      200 Crescent Court, Suite 1375
                                       Dallas, Texas 75201

Principal Occupation:                  Chief Executive Officer of
                                       Brae Group, Inc.

Name:                                  Michael L. Keough
                                       Director

Citizenship:                           American

Business Address:                      c/o DMK International, Inc.
                                       200 Galleria Parkway, Suite 970
                                       Atlanta, Georgia  30339

Principal Occupation:                  Private Investor

Name:                                  Harold J. Newman
                                       Director

Citizenship:                           American

Business Address:                      Neuberger & Berman
                                       605 Third Avenue
                                       New York, New York  10016

Principal Occupation:                  Private Investor

Name:                                  Stanley R. Rawn, Jr.
                                       Director

Citizenship:                           American

Business Address:                      667 Madison Avenue
                                       New York, New York  10021

Principal Occupation:                  Chief Executive Officer of
                                       Noel Group, Inc.

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Name:                                  Priscilla Eaves Reiss
                                       Director

Citizenship:                           American

Business Address:                      c/o TANO Automation
                                       3826 One Shell Square
                                       701 Poydras Street
                                       New Orleans, Louisiana  70139

Principal Occupation:                  Private Investor

Name:                                  Perry C. Rogers
                                       Director

Citizenship:                           American

Business Address:                      2300 West Sahara, Suite 1150
                                       Las Vegas, Nevada  89102

Principal Occupation:                  Chief Operating Officer of
                                       Agassi Enterprises

Name:                                  Michael M. Weatherly
                                       Director

Citizenship:                           American

Business Address:                      1036 Harbor Road
                                       Southport, Connecticut  06490

Principal Occupation:                  Private Investor

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                                   SCHEDULE B
                              TO SCHEDULE 13D FILED
                                       BY
                              VICTORY VENTURES LLC


          NAME                            NUMBER OF SHARES

          Louis Marx, Jr.                   1,272,049(1)

          Montague H. Hackett, Jr.             39,992

          Donald T. Pascal                      4,380

          Herbert M. Friedman                   2,868

          M. Leo Hart                         201,957

          Michael L. Keough                     7,998

          Harold J. Newman                    239,949

          Stanley R. Rawn, Jr.                151,641

          Priscilla Eaves Reiss                 9,838(2)

          Michael M. Weatherly                    984



________________________

         (1) Represents shares held directly by Brae Group, Inc., a company controlled by Mr. Marx

         (2) Represents shares held by her husband James Reiss







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